SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

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TRW INC.

(Name of Registrant as Specified in Its Charter)

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NEWS RELEASE

TRW Inc.
1900 Richmond Road
Cleveland, OH 44124

[TRW LOGO]

For Immediate Release

Contact
Judy Wilkinson or Barrett Godsey
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

Jay McCaffrey, TRW Media
216-291-7179

Ron Vargo, TRW Investors
216-291-7506

TRW RESPONDS TO TRC CAPITAL'S BELOW MARKET "MINI TENDER" OFFER

CLEVELAND, March 13, 2002 — TRW Inc. (NYSE:TRW) announced today that on March 6, 2002 it received notification that TRC Capital Corporation of Toronto, Canada commenced an unsolicited "mini tender" offer to purchase up to 4,250,000 common shares of TRW Inc., or approximately 3.4% of its total common shares outstanding, at a price of $50.00 per share in cash. TRW recommends that its shareholders reject this offer and cautions its shareholders that the offer is below the closing price of $50.35 per TRW common share on March 5, 2002, the day before TRW was informed of the offer, and is below yesterday's closing price of $50.28 per common share.

Shareholders are advised that TRC Capital has reserved the right to withdraw its offer at any time, at its sole discretion, to delay payment for TRW common shares tendered and to amend its offer in any respect. TRC Capital may also decline to purchase TRW common shares tendered if TRC Capital so chooses for any reason, including in the event that the offer price exceeds the market price of the common shares. In addition, TRC Capital's offer is conditioned upon receipt by TRC Capital, on terms satisfactory to TRC Capital, of the debt financing necessary to complete the offer.

TRW does not endorse this unsolicited offer. Shareholders are advised to consult with their investment advisors and to exercise caution with this "mini tender" offer. "Mini tender" offers typically seek less than 5% of a company's stock, thereby avoiding many disclosure requirements of the Securities and Exchange Commission. TRC Capital has made numerous "mini tender" offers for other companies' shares. The SEC has issued an investor alert regarding "mini tender" offers on its website at www.sec.gov/investor/pubs/minitend.htm.

TRW shareholders who have already tendered their shares are advised that they may withdraw their shares by prescribed written notice and procedures at any time prior to the scheduled expiration time of the offer, which is 5:00 PM (New York time) on April 3, 2002, and in other circumstances as set forth in TRC Capital Corporation's Offer to Purchase.

The company noted that this release does not relate to Northrop Grumman Corporation's unsolicited March 4, 2002 exchange offer. TRW separately announced today that after careful consideration, including a thorough review with independent financial and legal advisors, its board of directors has unanimously determined that Northrop Grumman's offer for all outstanding shares of TRW common stock for $47 per share is financially inadequate and not in the best interests of TRW's shareholders. Accordingly, the TRW board of directors urges TRW shareholders to reject Northrop Grumman's offer and not exchange their shares.

(more)

The directors and certain executive officers of TRW may be deemed to be participants in the solicitation of proxies from shareholders of TRW in connection with TRW's special meeting of shareholders under the Ohio Control Share Acquisition Statute. Information concerning such participants is contained in TRW's definitive proxy statement relating to TRW's 2002 Annual Meeting filed with the SEC on March 4, 2002 on Schedule 14A.

SHAREHOLDERS OF TRW ARE ADVISED TO READ TRW'S PROXY STATEMENT FOR THE PROPOSED SPECIAL MEETING IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM TRW SHAREHOLDERS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Shareholders of TRW and other interested parties may obtain, free of charge, copies of TRW's proxy statement, and any other documents filed by TRW with the SEC, at the SEC's Internet web site at www.sec.gov. Each of these documents may also be obtained free of charge by calling investor relations at TRW at (216) 291-7506.

TRW provides advanced-technology products and services for the aerospace, systems, and automotive markets.

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